

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 20, 2007

Mr. Lindsay Hall
Chief Financial Officer
Goldcorp Inc.
666 Burrard Street, Suite 3400
Vancouver, British Columbia V6C 2X8

> **Re:** **Goldcorp Inc.**
> **Form 40-F for Fiscal Year Ended December 31, 2006**
> **Filed April 2, 2007**
> **File No. 001-12970**

Dear Mr. Hall:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the Fiscal Year Ended December 31, 2006

20. Reconciliation to United States Generally Accepted Accounting Principles, page 35

General

1.   With regard to your accounting on a U.S. GAAP basis for purposes of the
        Canadian to U.S. GAAP reconciliation, please address the following:

        •   Tell us how you define a mine;

        •   Disclose your accounting policy associated with drilling and related costs
            incurred to convert measured, indicated and inferred resources to reserves at
            your development and/or production stage properties;

        •   Disclose your accounting policy for costs incurred to identify new resources
            beyond your existing inferred resources at development or production stage
            mines.

(k) Deferred stripping costs, page 42

2.   For U.S. GAAP reconciliation purposes, please tell us and disclose your
        accounting policy for deferred stripping when multiple pits exist within a mining
        complex that share common infrastructure and processing equipment and a
        common ore body. Specifically, address your accounting for stripping costs
        associated with the initial overburden removal of newly created pits that are
        within close proximity to producing pits.

Exhibit 2 Management's Discussion and Analysis

Disclosure Controls and Procedures, page 32

3.   We note that your certifying officer's determined that your disclosure controls
        and procedures were effective "to provide reasonable assurance." Please tell us
        why the disclosure under this heading differs from that in the forepart of your
        Form 40-F under the same heading. In this regard, we note your reference here to
        reasonable assurance and that the full definition of disclosure controls and
        procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act, is
        not similarly provided.

Engineering Comments

General

4.   Please insert a small-scale map showing the location and access to each property. Please note that SEC's EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at 202-551-8900. We believe the guidance in Instruction would generally require maps and drawings to comply with the following features:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

5.   As an additional footnote or as part of your reserve table, please disclose the metallurgical recovery used to develop your reserve estimates.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer Goeken at (202) 551-3721 or Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief